U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  (Check One):

                                 SEC FILE NUMBER
                                    000-19580

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  CUSIP NUMBER
                                   456-160-100

                    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR


      For Period Ended:      DECEMBER 31, 1999
                           ---------------------
      [   ]       Transition Report on Form 10-K
      [   ]       Transition Report on Form 20-F
      [   ]       Transition Report on Form 11-K
      [   ]       Transition Report on Form 10-Q
      [   ]       Transition Report on Form N-SAR

      For the Transition Period Ended:____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INDUSTRIAL HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

7135 ARDMORE
Address of Principal Executive Office (Street and Number)

HOUSTON, TEXAS 77054
City, State and Zip Code

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PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      As disclosed in the Company's Form 10-Q for the quarter ended September 30, 1999, the Company is engaged in negotiations to refinance substantially all of its outstanding senior secured debt. Since the Company's corporate staff has devoted substantially all of its resources to the debt refinancing, the Company has not been able to complete the Form 10-K for the 1999 fiscal year on a timely basis. In addition, the Company has not yet received the financial results for a partnership in which it is a partner, and those results are expected to be material to the Company's results of operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


        Curt Mackey                 (713)           747-1025, ext 224
---------------------------      ------------      -------------------
          (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes    [ ]   No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                         [X]  Yes    [ ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            INDUSTRIAL HOLDINGS, INC.
                  ---------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 1999                    By:     /s/ CHRISTINE A. SMITH
                                        Name:       Christine A. Smith
                                        Title:      Chief Financial Officer
                                                    and Executive Vice President

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PART IV - ATTACHMENT TO FORM 12b-25

      The Company expects that the results of operations in its 1999 fourth quarter will be consistent with the first three quarters of 1999 - decreased revenues and gross margins, increased administrative expenses, and decreased earnings compared with the comparable 1998 periods. The negative trends expected to continue in the fourth quarter were exacerbated by a number of charges to earnings stemming primarily from facility closures and consolidations, and the related write-offs of assets, and payment of employee costs. The Company cannot reasonably estimate those results because the necessary financial statements for the last quarter of 1999 have not yet been completed. The Company plans to restate its 1999 quarterly financial statements on Forms 10-Q to correct the timing of revenue recognition under contract sales included in the financial statements of a subsidiary acquired in 1999. However, those restatements will not have any effect on the Company's current or prior annual financial results.

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